                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 0-10558
                                                                       -------

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:                 September 30, 1999
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                               Alpha Microsystems
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Full Name of Registrant


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Former Name if Applicable

                           2722 South Fairview Street
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Address of Principal Executive Office (Street and Number)

                              Santa Ana, CA 92704
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (11/91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                         Douglas Tullio                        714                957-8500
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Alpha Microsystems
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 15, 1999              By   /s/ DOUGLAS J. TULLIO
     ---------------------------         -------------------------------------
                                                Douglas J. Tullio
                                                Chairman, CEO and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

Part III - Narrative

The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999, could not be filed within the prescribed time period because Registrant is awaiting certain information and documentation relating to the pending investment by the Company's preferred shareholder, which is necessary for the Company to complete the report and which is expected to be received and completed on or before November 22, 1999.

[ALPHASERV.COM LOGO]


COMPANY CONTACT:
Tamara Yanito
Director, Investor Relations
714.641.6216
tyanito@alphaserv.com

FOR IMMEDIATE RELEASE


        ALPHASERV.COM REPORTS 1999 THIRD QUARTER AND NINE MONTH RESULTS

SANTA ANA, CALIF., NOV. 9, 1999 - ALPHASERV.COMTM (NASDAQ NM: ALMI), a premier provider of true multi-vendor and professional information technology (IT) services, today reported financial results for its third quarter and nine months ended Sept. 30, 1999. As announced in December 1998, the company changed its fiscal year-end from Feb. 22 to Dec. 31.

Revenue for the third quarter ended Sept. 30, 1999 increased 36.8 percent to $9.0 million, compared with revenue of $6.6 million for the comparable quarter ended Sept. 20, 1998. For the quarter, the company reported a net loss of $624,000, or diluted net loss of $0.08 per share, versus losses of $1.5 million or $0.14 per share during the comparable quarter of the previous period. The computation of the current quarter diluted net loss per share includes $348,000 or $0.03 per share in dividends and accretion related to the company's outstanding preferred stock.

Revenue increased for the nine-month period ended Sept. 30, 1999 to $27.6 million, a 60.7 percent increase over last year's period, which reported revenue of $17.2 million. Net loss for the nine-month period was $2.2 million or $0.29 per diluted share, compared to $3.5 million or $0.32 per diluted share for the same period in 1998. The computation of the nine-month period diluted net loss per share includes $1.1 million or $0.09 per share in dividends and accretion related to the company's outstanding preferred stock.

"Although revenue has increased year over year, revenue based on consecutive quarters has been relatively flat on a proforma basis. We attribute this in large part to an overall slowdown of business in the technology sector due to Y2K issues," said Douglas J. Tullio, AlphaServ.com's chairman, chief executive officer and president. "Companies are delaying new projects and installations until after the new year. This delay has resulted in lower-than-anticipated revenue, especially in our DCi division, as fewer customers are willing to initiate any new network-related projects or installations before the end of the year."


                                    - more -

AlphaServ.com Reports 1999 Third Quarter and Nine Month Results
Nov. 9, 1999
2-2-2

"We are pleased that our bottom line continues to show improvement. However, without a significant rise in revenue for the remainder of this year, we are not likely to achieve a positive net income in our fourth quarter." Tullio continued. "We have re-evaluated our position and believe there should be an influx of new business during the first few quarters of 2000 from a `build-up' of projects that have been pushed back until after the first of the year. This potential revenue increase, along with a continued emphasis on cost control, should serve to improve both top and bottom line results in 2000."

Separately, the company announced the resignation of its chief financial officer, Jeffrey Dunnigan, who is leaving the public sector to join a new junior capital mezzanine fund based in Newport Beach, Calif. Mr. Dunnigan has agreed to continue to assist the company after completion of the current quarterly report, Form 10-Q, on a consulting basis until a permanent replacement is found.

AlphaServ.com is the name under which Alpha Microsystems does business. AlphaServ.com is an Internet company, which has combined the strength of its IT services infrastructure with the power of its AlphaCONNECT technology to offer end-to-end solutions for its customers. The company's mission is to be the premier provider of true multi-vendor and professional services to the IT marketplace, including Internet consulting and networking, onsite network support and nationwide on-call support through over 60 locations throughout North America. For more information, visit the company's Web site at: www.alphaserv.com

Certain statements in this press release, including the statements that pertain to the company's belief that it is not likely to achieve a positive net income in the fourth quarter and that there should be an influx of new business during the first few quarters of 2000 and a coinciding revenue increase, which would serve to improve both top and bottom line results in 2000 are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties, including (i) the actual amount of customers delaying IT service projects until after the first of the year (ii) actual business resulting in additional revenue for the company (iii) the company's ability to continue reducing costs (iv) the volatility within the IT services industry, (v) the company's ability to maintain sufficient capacity to meet the growing needs of its customer base, (vii) changes in the cost of IT services, and (viii) the ability of the company to successfully attract new customers and alliances as well as obtain new business from existing customers, along with other factors which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Readers are cautioned that without continued acquisitions, the present trend in revenue growth cannot be expected to continue at historical rates, nor should the readers place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof.

                           (Financial Table to Follow)

AlphaServ.com Reports 1999 Third Quarter and Nine Month Results
Nov. 9, 1999
3-3-3

                                  ALPHASERV.COM

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                      (In thousands, except per share data)

                                                    Three Months Ended             Nine Months Ended
                                                 ------------------------      ------------------------
                                                 Sept. 30,      Sept. 20,      Sept. 30,      Sept. 20,
                                                   1999           1998           1999           1998
                                                 --------       --------       --------       --------
Net sales:
  IT Services                                    $  7,892       $  5,479       $ 24,050       $ 13,636
  Product                                           1,073          1,075          3,578          3,553
                                                 --------       --------       --------       --------
    Total net sales                                 8,965          6,554         27,628         17,189
                                                 --------       --------       --------       --------

Cost of sales:
  IT Services                                       5,791          4,601         17,936         11,685
  Product                                             848            844          2,632          2,592
                                                 --------       --------       --------       --------
    Total cost of sales                             6,639          5,445         20,568         14,277
                                                 --------       --------       --------       --------
Gross margin                                        2,326          1,109          7,060          2,912

Operating expenses:
  Selling, general and administrative               2,485          2,227          8,414          5,446
  Engineering, research and development               325            327            949            945
                                                 --------       --------       --------       --------
    Total operating expenses                        2,810          2,554          9,363          6,391
                                                 --------       --------       --------       --------

Loss from operations                                 (484)        (1,445)        (2,303)        (3,479)

Other (income) expense:
  Interest income                                     (10)           (17)           (60)           (66)
  Interest expense                                     82             38            133             69
  Other expense (income), net                          18             42           (196)            66
                                                 --------       --------       --------       --------
    Total other (income) expense                       90             63           (123)            69
                                                 --------       --------       --------       --------

Loss before taxes                                    (574)        (1,508)        (2,180)        (3,548)
Income tax expense (benefit)                           50             --             50            (19)
                                                 --------       --------       --------       --------
Net loss                                         $   (624)      $ (1,508)      $ (2,230)      $ (3,529)
                                                 ========       ========       ========       ========
Net loss attributable to common shares           $   (972)      $ (1,520)      $ (3,308)      $ (3,541)
                                                 ========       ========       ========       ========
Basic and diluted net loss per common share      $  (0.08)      $  (0.14)      $  (0.29)      $  (0.32)
                                                 ========       ========       ========       ========
Number of shares used in computing
  basic and diluted per share amounts              11,630         11,017         11,594         10,947
                                                 ========       ========       ========       ========

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